[LETTERHEAD OF WHITE & CASE LLP]


May 5, 2006


Mr. Michael Coco
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549



Re:  The Republic of Hungary
     Registration Statement under Schedule B
     Filed February 21, 2006
     Registration No. 333-131950



Dear Sir:

Reference is made to Amendment No. 2 to the Registration Statement under Schedule B (the "Registration Statement") (Registration No. 333-131950) of the Republic of Hungary (the "Republic") filed with the Commission via the EDGAR system on May 4, 2006 pursuant to the Securities Act of 1933, as amended. On behalf of the Republic, we hereby request that the Commission accelerate the Registration Statement as of 9:00 AM on May 5, 2006, or as soon as practicable thereafter.

Should you have any questions with respect to this request for acceleration, please do not hesitate to call me (at 011-420-255-771-111) or Edward Keller (at 011-36-1-488-5200).

Many thanks for your assistance with this matter.

                                   Sincerely yours,

                                   /s/ Michal Dlouhy

                                   Michal Dlouhy



cc:      Mr. Janos Veres, Finance Minister, the Republic of Hungary
         Mr. Miklos Martin-Kovacs, Director, Office of the Hungarian Trade Commission